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                          March 19, 2024

       Shahar Hania
       Chief Executive Officer
       Rail Vision Ltd.
       15 Ha   Tidhar St
       Ra   anana, 4366517
       Israel

                                                        Re: Rail Vision Ltd.
                                                            Registration
Statement on Form F-3
                                                            Filed March 15,
2024
                                                            File No. 333-277963

       Dear Shahar Hania:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jenny
O'Shanick at 202-551-8005 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Manufacturing
       cc:                                              David Huberman